UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 5, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

UBS AG (“UBS”) produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with UBS’ annual report on Form 20-F for the year ended 31 December 2011, filed with the SEC on 15 March 2012, as well as UBS’s first quarter 2012 report, second quarter 2012 report, third quarter 2012 report and fourth quarter 2012 report submitted to the SEC on Forms 6-K on 2 May 2012, 31 July 2012, 30 October 2012 and 5 February 2013, respectively.

Capitalization of UBS

The following table presents the consolidated capitalization of UBS in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

Capitalization of UBS

	As of
	31.12.2012		30.9.2012
in million	CHF	USD	CHF	USD
Debt
Short term debt issued [1]	66,031	72,132	77,766	82,673
Long term debt issued [2]	117,980	128,881	121,912	129,603
Total debt issued	184,011	201,013	199,678	212,276

Equity attributable to UBS shareholders	45,895	50,136	48,065	51,097
Equity attributable to Non-controlling interests	4,353	4,756	4,392	4,669
Total capitalization	234,260	255,904	252,134	268,042

1	Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of less than one year.
2	Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of more than one year.

Swiss franc (CHF) amounts as of 31 December 2012 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.09239 (the exchange rate in effect as of 31 December 2012), and CHF amounts as of 30 September 2012 have been translated into USD at the rate of CHF 1 = USD 1.06309 (the exchange rate in effect as of 30 September 2012).

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no preferred share dividends in any of the periods indicated.

	For the quarter ended	For the year ended
CHF million, except for ratio	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Pre-tax earnings from continuing operations[1]	(1,840)	5,025	6,983	(3,138)	(27,991)	(4,385)
Add: Fixed charges	2,251	11,831	13,471	17,939	60,672	104,795

Pre-tax earnings before fixed charges	411	16,856	20,454	14,801	32,681	100,410

Fixed charges:
Interest	2,071	11,143	12,657	17,016	59,687	103,775
Other[2]	180	688	814	923	985	1,020

Total fixed charges	2,251	11,831	13,471	17,939	60,672	104,795

Ratio of earnings to fixed charges	0.18	1.42	1.52	0.83	0.54	0.96

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and non-controlling interest income and the addition of dividends received from associates.
2	Other fixed charges is the interest component of rental expense.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Director

Date: February 5, 2013